Exhibit 99.2

Content: Statement of earnings page 2 Segment information page 3 Balance sheet page 4 Cash flow page 5 page 6 Key metrics page 7 page 8 Outlook 2026 page 9 Disclaimer Copyright by Fresenius Medical Care AG email: ir@freseniusmedicalcare.com phone: +49 6172 609 2525 Revenue development by segment Reconciliation results excl. special items This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release. Rounding adjustments applied to individual numbers and percentages may result in these figures differing immaterially from their absolute values. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures due to rounding in accordance with commercial rounding conventions. Fresenius Medical Care AG August 3, 2026 COMPLETE OVERVIEW OF THE SECOND QUARTER AND FIRST HALF YEAR 2026 Investor Relations

FRESENIUS MEDICAL CARE

Statement of earnings

in € million, except share data, unaudited	Three months ended June 30,				Six months ended June 30,			
	2026	**2025**	Change	Change at cc	**2026**	**2025**	Change	Change at cc
Total revenue	**4,861**	**4,792**	**1.4%**	**3.6%**	**9,473**	**9,673**	**-2.1%**	**3.3%**
Costs of revenue	3,551	3,577	-0.7%	1.3%	6,983	7,275	-4.0%	1.5%
Selling, general and administrative expense	736	792	-7.1%	-5.8%	1,485	1,543	-3.7%	0.8%
Research and development expense	40	38	4.0%	4.9%	78	82	-4.5%	-1.7%
(Income) loss from equity method investees	41	(45)	n.a.	n.a.	0	(93)	-99.9%	-99.9%
Other operating income	(208)	(343)	-39.5%	-39.3%	(366)	(484)	-24.4%	-23.5%
Other operating expense	235	348	-32.3%	-33.5%	541	593	-9.1%	-6.3%
Operating income	**466**	**425**	**9.5%**	**15.3%**	**752**	**757**	**-0.6%**	**4.6%**
Operating income excl. special items [1]	569	476	19.6%	23.5%	1,036	933	11.1%	16.8%
Interest income	(15)	(22)	-32.7%	-33.5%	(29)	(37)	-20.4%	-19.3%
Interest expense	98	97	1.0%	2.0%	191	192	-0.7%	3.6%
Interest expense, net	83	75	10.9%	12.3%	162	155	3.9%	9.0%
Income before income taxes	**383**	**350**	**9.3%**	**15.9%**	**590**	**602**	**-1.8%**	**3.4%**
Income tax expense	90	78	14.8%	22.2%	133	139	-4.8%	-0.1%
Net income	**293**	**272**	**7.7%**	**14.1%**	**457**	**463**	**-0.9%**	**4.5%**
Net income attributable to noncontrolling interests	75	47	59.0%	65.6%	121	87	42.9%	52.6%
Net income attributable to shareholders of FME AG	**218**	**225**	**-3.1%**	**3.4%**	**336**	**376**	**-10.8%**	**-6.4%**
Net income attributable to shareholders of FME AG excl. special items [1]	303	268	13.1%	16.8%	553	514	7.6%	12.8%
Weighted average number of shares	268,438,292	293,413,449			271,823,512	293,413,449		
Basic earnings per share	**€0.81**	**€0.77**	**6.0%**	**13.0%**	**€1.24**	**€1.28**	**-3.7%**	**1.0%**
Basic earnings per ADS	**€0.41**	**€0.38**	**6.0%**	**13.0%**	**€0.62**	**€0.64**	**-3.7%**	**1.0%**
Operating income	**466**	**425**	**9.5%**	**15.3%**	**752**	**757**	**-0.6%**	**4.6%**
Depreciation, amortization and impairment loss	363	376	-3.2%	-2.7%	826	769	7.3%	13.0%
EBITDA	**829**	**801**	**3.6%**	**6.8%**	**1,578**	**1,526**	**3.4%**	**8.8%**
In percent of revenue								
Operating income margin	9.6%	8.9%			7.9%	7.8%		
Operating income margin excl. special items [1]	11.7%	9.9%			10.9%	9.6%		
EBITDA margin	17.1%	16.7%			16.7%	15.8%		
EBITDA margin excl. special items [1]	18.9%	17.5%			18.4%	17.4%		

[1] For a reconciliation of special items, please refer to the table on page 8.

Statement of earnings page 2 of 9 August 3, 2026

FRESENIUS MEDICAL CARE

Segment information

unaudited	Three months ended June 30,				Six months ended June 30,			
	2026	**2025**	Change	Change at cc	**2026**	**2025**	Change	Change at cc
Total								
Revenue in € million	**4,861**	**4,792**	**1.4%**	**3.6%**	**9,473**	**9,673**	**-2.1%**	**3.3%**
Operating income in € million	**466**	**425**	**9.5%**	**15.3%**	**752**	**757**	**-0.6%**	**4.6%**
Operating income in € million excl. special items [1]	569	476	19.6%	23.5%	1,036	933	11.1%	16.8%
Operating income margin	**9.6%**	**8.9%**			**7.9%**	**7.8%**		
Operating income margin excl. special items [1]	11.7%	9.9%			10.9%	9.6%		
Days sales outstanding (DSO) [2]					60	63		
Employees (headcount)					107,226	112,445		
Care Delivery segment								
Revenue in € million	**3,478**	**3,381**	**2.9%**	**5.5%**	**6,772**	**6,828**	**-0.8%**	**5.2%**
Operating income in € million	**435**	**346**	**25.6%**	**33.1%**	**706**	**666**	**6.0%**	**15.8%**
Operating income in € million excl. special items [1]	527	378	39.5%	45.3%	924	734	26.0%	36.1%
Operating income margin	**12.5%**	**10.2%**			**10.4%**	**9.8%**		
Operating income margin excl. special items [1]	15.1%	11.2%			13.6%	10.7%		
Days sales outstanding (DSO) [2]					57	58		
Value-Based Care segment								
Revenue in € million	**536**	**506**	**6.0%**	**9.0%**	**1,027**	**1,035**	**-0.8%**	**5.9%**
Operating income in € million	**17**	**(9)**	**n.a.**	**n.a.**	**6**	**(6)**	**n.a.**	**n.a.**
Operating income in € million excl. special items [1]	18	(9)	n.a.	n.a.	26	(5)	n.a.	n.a.
Operating income margin	**3.2%**	**-1.7%**			**0.6%**	**-0.5%**		
Operating income margin excl. special items [1]	3.3%	-1.7%			2.6%	-0.5%		
Days sales outstanding (DSO) [2]					31	29		
Care Enablement segment								
Revenue in € million	**1,371**	**1,348**	**1.7%**	**2.7%**	**2,670**	**2,715**	**-1.6%**	**1.9%**
Operating income in € million	**99**	**89**	**10.8%**	**12.3%**	**186**	**183**	**1.4%**	**1.5%**
Operating income in € million excl. special items [1]	111	117	-5.5%	-4.8%	224	231	-3.3%	-2.4%
Operating income margin	**7.2%**	**6.6%**			**7.0%**	**6.8%**		
Operating income margin excl. special items [1]	8.1%	8.7%			8.4%	8.5%		
Days sales outstanding (DSO) [2]					86	92		
Inter-segment eliminations [3]								
Revenue in € million	**(524)**	**(443)**	**18.6%**	**21.4%**	**(996)**	**(905)**	**10.1%**	**16.5%**
Operating income in € million	**(39)**	**(8)**	**367.3%**	**386.4%**	**(61)**	**(12)**	**342.5%**	**371.7%**
Operating income in € million excl. special items [1]	(39)	(8)	367.3%	386.4%	(61)	(12)	342.5%	371.7%
Corporate								
Operating income in € million	**(46)**	**7**	**n.a.**	**n.a.**	**(85)**	**(74)**	**16.1%**	**47.2%**
Operating income in € million excl. special items [1]	(48)	(2)	3338.5%	3580.6%	(77)	(15)	465.0%	621.8%

[1] For a reconciliation of special items, please refer to the table on page 8.

[2] Includes receivables related to assets held for sale.

[3] Services provided by the Care Delivery segment in the U.S. for patients managed under the Value-Based Care segment are provided at fair market value. The Company also transfers products from the Care Enablement segment to the Care Delivery segment at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within "Inter-segment eliminations."

cc = constant currency. Changes in revenue, operating income and net income attributable to shareholders of FME AG include the impact of changes in foreign currency exchange rates. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter's year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency."

Segment information page 3 of 9 August 3, 2026

Balance sheet in € million, except for net leverage ratio, unaudited June 30, December 31, 2026 2025 Assets Cash and cash equivalents 1,061 1,599 Trade accounts and other receivables from unrelated parties 3,350 3,142 Inventories 2,332 2,141 Other current assets 946 1,016 Goodwill and intangible assets 15,248 14,826 Right-of-use assets 2,889 3,014 Other non-current assets 5,467 5,264 Total assets 31,293 31,002 Liabilities and equity Accounts payable to unrelated parties 810 738 Other current liabilities 6,368 5,507 Non-current liabilities 10,584 10,474 Total equity 13,531 14,283 Total liabilities and equity 31,293 31,002 Equity/assets ratio 43% 46% Debt and lease liabilities Short-term debt 1,741 1,613 Long-term debt, less current portion 5,825 5,692 Current portion of lease liabilities 584 584 Lease liabilities, less current portion 2,813 2,906 Total debt and lease liabilities 10,963 10,795 Minus: Cash and cash equivalents (1,061) (1,599) Total net debt and lease liabilities 9,902 9,196 Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS Accounting Standards financial measure Net income 1,187 1,191 Income tax expense 314 321 Interest income (62) (70) Interest expense 383 385 Depreciation and amortization 1,430 1,463 Adjustments 1 539 447 Annualized adjusted EBITDA 3,791 3,737 Net leverage ratio 2.6 2.5 1 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2026: -€1 M; 2025: €1 M), non-cash charges, primarily related to pension expense (2026: €44 M; 2025: €47 M), impairment loss (2026: €127M; 2025: €37 M), and special items, including costs related to the FME25+ Program (2026: €193 M; 2025: €185 M), Legacy Portfolio Optimization (2026: €82 M; 2025: €83 M), Legal Form Conversion Costs (2026: €2 M; 2025: €4 M), Humacyte Remeasurements (2026: €21 M; 2025: €90 M) and Tavneos Impacts (2026: €71 M). Balance sheet page 4 of 9 August 3, 2026

Cash flow statement in € million, unaudited 2026 2025 2026 2025 Operating activities Net income 293 272 457 463 Depreciation, amortization and impairment loss 363 376 826 769 Change in trade accounts and other receivables from unrelated parties 252 194 (134) (113) Change in inventories (17) (16) (164) (87) Change in other assets and liabilities and non-cash items (31) (51) 102 (94) Net cash provided by (used in) operating activities 860 775 1,087 938 In percent of revenue 17.7% 16.2% 11.5% 9.7% Investing activities Purchases of property, plant and equipment and capitalized development costs (240) (154) (430) (300) Proceeds from sale of property, plant and equipment 5 7 8 11 Capital expenditures, net (235) (147) (422) (289) Free cash flow 625 628 665 649 In percent of revenue 12.9% 13.1% 7.0% 6.7% Acquisitions and investments, net of cash acquired, and purchases of intangible assets (2) (9) (7) (15) Investments in debt securities (74) 0 (74) (11) Proceeds from divestitures, net of cash disposed (1) 1 1 20 Proceeds from sale of debt securities 42 13 62 45 Free cash flow after investing activities 590 633 647 688 Three months ended June 30, Six months ended June 30, Cash flow page 5 of 9 August 3, 2026

FRESENIUS MEDICAL CARE

Revenue development by segment

in € million, unaudited	2026	2025	Change	Change at cc	Organic growth	Same market treatment growth [1]
Three months ended June 30,						
Total revenue	**4,861**	**4,792**	**1.4%**	**3.6%**	**4.9%**	
Care Delivery segment	**3,478**	**3,381**	**2.9%**	**5.5%**	**7.4%**	**-0.4%**
Thereof: U.S.	2,897	2,817	2.8%	5.5%	6.7%	-0.9%
Thereof: International	581	564	3.2%	5.3%	11.2%	0.8%
Value-Based Care segment	**536**	**506**	**6.0%**	**9.0%**	**9.0%**	
Care Enablement segment	**1,371**	**1,348**	**1.7%**	**2.7%**	**2.7%**	
Inter-segment eliminations	(524)	(443)	18.6%	21.4%		
Thereof: Care Delivery segment	(137)	(118)	17.3%	20.8%		
Thereof: Care Enablement segment	(387)	(325)	19.1%	21.7%		
Six months ended June 30,						
Total revenue	**9,473**	**9,673**	**-2.1%**	**3.3%**	**4.4%**	
Care Delivery segment	**6,772**	**6,828**	**-0.8%**	**5.2%**	**6.8%**	**-0.1%**
Thereof: U.S.	5,662	5,709	-0.8%	6.0%	6.7%	-0.6%
Thereof: International	1,110	1,119	-0.8%	1.6%	7.3%	1.1%
Value-Based Care segment	**1,027**	**1,035**	**-0.8%**	**5.9%**	**5.9%**	
Care Enablement segment	**2,670**	**2,715**	**-1.6%**	**1.9%**	**1.9%**	
Inter-segment eliminations	(996)	(905)	10.1%	16.5%		
Thereof: Care Delivery segment	(259)	(238)	9.4%	16.8%		
Thereof: Care Enablement segment	(737)	(667)	10.4%	16.3%		

[1] Same market treatment growth = organic growth less price effects

Revenue development by segment page 6 of 9 August 3, 2026

FRESENIUS MEDICAL CARE

Key metrics

unaudited

	Six months ended June 30,								
	2026	2025	Change	2026	2025	Change	2026	2025	Change
	Clinics			Patients			Treatments		
Care Delivery segment	**3,513**	**3,676**	-4%	**289,610**	**300,339**	-4%	**21,521,790**	**22,314,266**	-4%
Thereof: U.S.	2,539	2,627	-3%	203,177	206,259	-1%	15,150,505	15,327,129	-1%
Thereof: International	974	1,049	-7%	86,433	94,080	-8%	6,371,285	6,987,137	-9%

unaudited

	Six months ended June 30,					
	2026	2025	Change	2026	2025	Change
	Member Months			Membership		
Value-Based Care segment						
Total U.S.	927,045	869,968	7%	154,349	147,532	5%

Key metrics page 7 of 9 August 3, 2026

FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company's outlook

in € million, except share data, unaudited	Results 2026	Special items: FME25+ Program	Special items: Legacy Portfolio Optimization[1]	Special items: Humacyte Remeasurements	Special items: Tavneos Impacts[2]	Sum of special items	Results 2026 excl. special items	Currency translation effects	Results 2026 excl. special items at cc	Results 2025	Special items: FME25+ Program	Special items: Legacy Portfolio Optimization[1]	Special items: Legal Form Conversion Costs	Special items: Humacyte Remeasurements	Sum of special items	Results 2025 excl. special items	Change excl. special items	Change excl. special items at cc
Three months ended June 30,																		
Total revenue	**4,861**	—	—	—	—	—	**4,861**	104	4,965	**4,792**	—	—	—	—	—	**4,792**	**1.4%**	**3.6%**
Care Delivery segment	3,478	—	—	—	—	—	3,478	88	3,566	3,381	—	—	—	—	—	3,381	2.9%	5.5%
Thereof: U.S.	2,897	—	—	—	—	—	2,897	76	2,973	2,817	—	—	—	—	—	2,817	2.8%	5.5%
Thereof: International	581	—	—	—	—	—	581	12	593	564	—	—	—	—	—	564	3.2%	5.3%
Value-Based Care segment	536	—	—	—	—	—	536	15	551	506	—	—	—	—	—	506	6.0%	9.0%
Care Enablement segment	1,371	—	—	—	—	—	1,371	14	1,385	1,348	—	—	—	—	—	1,348	1.7%	2.7%
Inter-segment eliminations	(524)	—	—	—	—	—	(524)	(13)	(537)	(443)	—	—	—	—	—	(443)	18.6%	21.4%
EBITDA	**829**	24	3	(7)	71	91	**920**	24	944	**801**	49	(2)	1	(9)	39	**840**	**9.5%**	**12.3%**
Total operating income	**466**	42	(3)	(7)	71	103	**569**	19	588	**425**	53	6	1	(9)	51	**476**	**19.6%**	**23.5%**
Care Delivery segment	435	26	(5)	—	71	92	527	21	548	346	26	6	—	—	32	378	39.5%	45.3%
Value-Based Care segment	17	1	—	—	—	1	18	1	19	(9)	0	—	—	—	0	(9)	n.a.	n.a.
Care Enablement segment	99	15	0	(3)	—	12	111	0	111	89	27	0	—	1	28	117	-5.5%	-4.8%
Inter-segment eliminations	(39)	—	—	—	—	—	(39)	(2)	(41)	(8)	—	—	—	—	—	(8)	367.3%	386.4%
Corporate	(46)	0	2	(4)	—	(2)	(48)	(1)	(49)	7	0	—	1	(10)	(9)	(2)	3338.5%	3580.6%
Interest expense, net	83	—	—	—	—	—	83	1	84	75	—	—	—	—	—	75	10.9%	12.3%
Income tax expense	90	11	6	(3)	4	18	108	6	114	78	14	(4)	0	(2)	8	86	25.9%	30.9%
Net income attributable to noncontrolling interests	75	—	—	—	—	—	75	2	77	47	—	—	—	—	—	47	59.0%	65.6%
Net income[3]	**218**	31	(9)	(4)	67	85	**303**	10	313	**225**	39	10	1	(7)	43	**268**	**13.1%**	**16.8%**
Basic earnings per share	**€0.81**	€0.12	€(0.03)	€(0.02)	€0.25	€0.32	**€1.13**	€0.03	€1.16	**€0.77**	€0.13	€0.03	€0.00	€(0.02)	€0.14	**€0.91**	**23.6%**	**27.7%**
Six months ended June 30,																		
Total revenue	**9,473**	—	—	—	—	—	**9,473**	523	9,996	**9,673**	—	—	—	—	—	**9,673**	**-2.1%**	**3.3%**
Care Delivery segment	6,772	—	—	—	—	—	6,772	414	7,186	6,828	—	—	—	—	—	6,828	-0.8%	5.2%
Thereof: U.S.	5,662	—	—	—	—	—	5,662	387	6,049	5,709	—	—	—	—	—	5,709	-0.8%	6.0%
Thereof: International	1,110	—	—	—	—	—	1,110	27	1,137	1,119	—	—	—	—	—	1,119	-0.8%	1.6%
Value-Based Care segment	1,027	—	—	—	—	—	1,027	70	1,097	1,035	—	—	—	—	—	1,035	-0.8%	5.9%
Care Enablement segment	2,670	—	—	—	—	—	2,670	97	2,767	2,715	—	—	—	—	—	2,715	-1.6%	1.9%
Inter-segment eliminations	(996)	—	—	—	—	—	(996)	(58)	(1,054)	(905)	—	—	—	—	—	(905)	10.1%	16.5%
EBITDA	**1,578**	85	14	(4)	71	166	**1,744**	88	1,832	**1,526**	77	16	1	65	159	**1,685**	**3.5%**	**8.7%**
Total operating income	**752**	208	9	(4)	71	284	**1,036**	53	1,089	**757**	80	30	1	65	176	**933**	**11.1%**	**16.8%**
Care Delivery segment	706	144	3	—	71	218	924	75	999	666	40	28	—	—	68	734	26.0%	36.1%
Value-Based Care segment	6	20	—	—	—	20	26	2	28	(6)	1	—	—	—	1	(5)	n.a.	n.a.
Care Enablement segment	186	44	1	(7)	—	38	224	2	226	183	38	2	—	8	48	231	-3.3%	-2.4%
Inter-segment eliminations	(61)	—	—	—	—	—	(61)	(4)	(65)	(12)	—	—	—	—	—	(12)	342.5%	371.7%
Corporate	(85)	0	5	3	—	8	(77)	(22)	(99)	(74)	1	—	1	57	59	(15)	465.0%	621.8%
Interest expense, net	162	—	—	—	—	—	162	7	169	155	—	—	—	—	—	155	3.9%	9.0%
Income tax expense	133	53	11	(1)	4	67	200	10	210	139	21	1	0	16	38	177	12.2%	17.8%
Net income attributable to noncontrolling interests	121	—	—	—	—	—	121	9	130	87	—	—	—	—	—	87	42.9%	52.6%
Net income[3]	**336**	155	(2)	(3)	67	217	**553**	27	580	**376**	59	29	1	49	138	**514**	**7.6%**	**12.8%**
Basic earnings per share	**€1.24**	€0.57	€(0.01)	€(0.01)	€0.25	€0.80	**€2.04**	€0.09	€2.13	**€1.28**	€0.20	€0.10	€0.00	€0.17	€0.47	**€1.75**	**16.2%**	**21.8%**

[1] 2026: mainly related to costs associated with the 2025 divestiture of select assets of the FME AG's wholly owned Spectra Laboratories; 2025: mainly related to the proposed divestiture of select assets of FME AG's wholly owned Spectra Laboratories as well as the proposed divestitures in Brazil, Kazakhstan and Malaysia as well as impairment losses primarily related to right-of-use assets.

[2] The impacts from the recommended revocation of the TAVNEOS® marketing authorization which led primarily to an impairment of intangible assets recorded by Vifor Fresenius Medical Care Renal Pharma Ltd., resulting in a negative impact on FME AG's income (loss) from equity method investees.

[3] Attributable to shareholders of FME AG.

Reconciliation results excl. special items

page 8 of 9

August 3, 2026

Outlook 2026 Spalte1 Outlook 2026 (at Constant Currency) Results 2025 Revenue growth1 Broadly flat €19,628 M Operating income growth1 Between positive and negative mid-single digit percent €2,212 M 1 Outlook 2026 is based on the assumptions outlined in the earnings release for the fourth quarter and full year of 2025 and excludes special items. Special items include the costs related to the FME25+ Program, the impacts from Legacy Portfolio Optimization, the Humacyte Remeasurements and the Tavneos Impacts as well as other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of providing the outlook. The outlook assumes current laws, policies, regulations, and tariffs. The growth rates are based on the results 2025 excluding the costs related to the FME25+ Program (€194 M for operating income), the impacts from Legacy Portfolio Optimization (€97 M for operating income), the Legal Form Conversion Costs (€4 M for operating income) and the Humacyte Remeasurements (€90 M for operating income). Outlook 2026 page 9 of 9 August 3, 2026